Exhibit 99.9

Consent of Independent Registered Public Accounting Firm

To Sprott Asset Management LP, Manager of Sprott Physical Platinum and Palladium Trust

We consent to the use of our reports, each dated March 30, 2020, with respect to the financial statements and the effectiveness of internal control over financial reporting incorporated by reference in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports in the Registration Statement No. 333-225753 on Form F-10 of Sprott Physical Platinum and Palladium Trust.

Chartered Professional Accountants, Licensed Public Accountants

March 30, 2020

Toronto, Canada